

Mail Stop 3720

June 8, 2007

Brian Kistler
Chief Executive Officer
Freedom Financial Holdings, Inc.
6615 Brotherhood Way
Fort Wayne, IN 46825

>   **Re: Freedom Financial Holdings, Inc.**
>   **Amendment 2 to Form SB-2**
>   **Filed May 29, 2007**
>   **File No. 333-140538**

Dear Mr. Kistler:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please update your financial statements in your next amendment to Form SB-2. Refer to Item 310 (g) of Regulation S-B.

Prospectus Summary, page 2

2.   Revise this section to disclose the percentage of your outstanding common stock that *all* shares (not only currently issued and outstanding shares) being offered by selling shareholders would represent following the offering. See our prior comment 3. In addition, your statement that the sale of the 1,720,313 shares by the selling shareholders will not affect the number of shares outstanding is not

correct since 1,397,812 of the total will be newly issued shares upon the exercise of the warrants. Please revise accordingly.

Legal Proceedings, page 26

3.   Clarify whether the lawsuit is a class action lawsuit filed by 22 plaintiffs.

Business of the Company, page 40

Sale of Loans and Servicing Rights, page 50

4.   Define the term "flow basis" and provide an example of how the sale of loans on that basis works, in practice.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

Liquidity and Capital Resources, page 57

5.   We note your discussion of the new warehouse line of credit and your line of credit discussed on pages 59 and 60, respectively. Please expand this section to summarize the material terms of the lines of credit, including the interest rate, repayment terms, events of default, covenants, etc.

Exhibit 5.1: Legal Opinion

6.   We note the qualification in your legality opinion indicating that the firm only has members "admitted to the practice of law in the State of California…." Please delete this qualification or make clear that although the firm only has members admitted to the practice of law in California, the firm is qualified to render a legality opinion for the company under the laws of Maryland.

Exhibit 10.57: Master Treasury Services Agreement

7.   We note that the parties refer to a Software Addendum, Product Guides, and a Master Selection Sheet in the preamble to the Master Treasury Management Services Agreement. Please file the Software Addendum, Product Guides, and form of Master Selection Sheet as exhibits with your next amendment to the registration statement. Furthermore, confirm that these agreements and exhibits are the only documents governing the company's revolving credit facility with National City.

*   *   *   *

As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Andrew Mew, Staff Accountant, at (202) 551-3377, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Derek B. Swanson, Attorney-Adviser, at (202) 551-3366, or me at (202) 551-3810, with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: Kristen Lund
        Weintraub Law Group PC
        Via Facsimile: (858) 566-7015